GOULD, AMBROSON & ASSOCIATES, LTD.
(S.E.C. I.D. No. 8-35151)
YEAR 2016

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2016
AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
AGREED-UPON PROCEDURES REPORT ON FORM SIPC-7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35151

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Gould, Ambroson & Associates, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Old Country Road, Suite 337
(No. And Street)

Garden City	NY	11530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay A. Ambroson 516-741-0500
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *
Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
(Name - *if individual state last, first, middle name)*

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

CONFIDENTIAL TREATMENT REQUESTED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Jay A. Ambroson _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Gould, Ambroson & Associates, Ltd. _____ , as of _____ December 31, 2016 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                            Signature

_____
President
Title

_____
Notary Public

NADINE G. AMADOR
Notary Public, State of New York
No. 01AM6322120
Qualified in Nassau County
Commission Expires March 30, 20 19

This report ** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Gould, Ambroson & Associates, Ltd.

We have audited the accompanying statement of financial condition of Gould, Ambroson & Associates, Ltd. (a New York corporation) as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Gould, Ambroson & Associates, Ltd.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Gould, Ambroson & Associates, Ltd. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

February 27, 2017

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 TEL: 516.864.8600 FAX: 516.496.9688 WWW.RSGNCCPAS.COM

GOULD, AMBROSON & ASSOCIATES LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS

Cash	$	72,130
Accounts Receivable		117,291
Prepaid Expenses		141
Deposit with clearing organization		25,078
Total Current Assets	$	214,640
Total Assets	$	214,640

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES

Accrued Expenses	$	9,610
Commissions Payable		119,552
Total Current Liabilities	$	129,162
Total Liabilities		129,162

SHAREHOLDER'S EQUITY

CommonStock-200 Shares Authorized; 200 Shares Issued and Outstanding		15,000
Additional Paid in Capital		71,245
Accumulated Deficit		(767)
Total Shareholder's Equity		85,478
Total Liabilities and Shareholder's Equity	$	214,640

See Accompanying Notes to Financial Statements.

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Gould, Ambroson & Associates Ltd. (the Company) is registered as a broker-dealer in securities in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the SEC and is approved by the FINRA.

The Company clears all of its customer transactions through another broker-dealer on a fully disclosed basis. As such, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph K(2)(ii) of the rule.

Pursuant to an agreement between the Company and Pershing, LLC, all individual security transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through Pershing, LLC. The Company is exempt from Rule 15c3-3 and is not responsible for compliance with Section 4c of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Pershing, LLC.

The Following is a summary of significant accounting policies followed by the Company:

Securities Valuation

Marketable securities are valued at market value as determined by the last reported sales price on the last business day of the year, with related changes in unrealized appreciation or depreciation reflected in the net income. At December 31, 2016, the Company did not maintain a position in any marketable securities.

Subchapter "S" Corporation

Federal and NYS Corporation taxes have not been provided, as the Company has elected Subchapter "S" status and the Stockholders include the Company's earnings on their individual tax returns.

Estimates

The preparation of these financial statements is in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(Continued)

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis accounting, whereby revenues are recognized when earned and expenses are recognized when liability is incurred.

Accounts Receivable Credit Risk

Accounts receivable were substantially all collected subsequent the date of the statement of financial condition, therefor no allowance for doubtful accounts was established.

Securities Valuation

Marketable securities are valued at market value determined by the last reported sales price on the last business day of the year, with related charges in unrealized appreciation or depreciation reflected in net income. At December 31, 2016, the Company did not maintain a position in any marketable securities.

Note 2   REVENUE RECOGNITION

All commission fees are recognized based on the terms of the contracts and are recorded when the fees are earned, fixed or determinable, and collectible.

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Note 2   REVENUE RECOGNITION(Continued)

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels at the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which fair value measurement falls in its entirety is determined on the lowest level input that is significant to the fair value measurement in its entirety.

At December 31, 2016, the Company's fair value hierarchy consisted of level 1 inputs of cash in the amount of $72,130.

Note 3   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 for the FINRA and requires that the ratio of aggregate indebtedness to net capital, both as defined by the Securities and Exchange Commission under Rule under Rule 15c3-3.

At December 31, 2016, the Company's had net capital of $85,337 which exceeded the required net capital by $35,337. The Company's aggregate indebtedness to net capital ratio was 1.5136 to 1.

Note 4 RESERVE REQUIREMENTS

The Company does not hold funds or securities for, or owe money or securities to, customers. Therefore, the Company is exempt from the reserve requirements as defined by the Securities and Exchange Commission under Rule 15c3-3.

Note 5 EXCESS NET CAPITAL

The computation of net capital was compared to the computation of net capital reported in the Unaudited Focus Report as of December 31, 2016. There were no material differences in the computation of net capital of the Company.

Note 6 SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification Topic 855, Subsequent Events, The Company has evaluated subsequent events through February 27, 2017, which is the date these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to or disclosure in the financial statements.